Exhibit 3.2

CERTIFICATE OF ELIMINATION

OF SERIES A FIXED RATE CUMULATIVE PREFERRED STOCK

OF FAT BRANDS INC.

(Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware)

FAT Brands Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: That pursuant to the authority expressly granted and vested in the Board of Directors of the Corporation (the “Board”) by the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), the Board previously adopted resolutions creating and authorizing a series of 100,000 shares of preferred stock, par value $0.0001 per share, of the Corporation designated as Series A Fixed Rate Cumulative Preferred Stock (“Series A Preferred Stock”), subject to the Certificate of Designation of Rights and Preferences of Series A Fixed Rate Cumulative Preferred Stock filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) on June 8, 2018, as amended by a Certificate of Amendment filed with the Delaware Secretary of State on February 22, 2019, and subsequently integrated with the Certificate of Incorporation as Annex A thereto (the “Series A Certificate of Designation”).

SECOND: That none of the authorized shares of Series A Preferred Stock is outstanding and none will be issued by the Corporation pursuant to the Series A Certificate of Designation.

THIRD: That pursuant to the authority conferred upon the Board pursuant to the Certificate of Incorporation, the Board duly adopted resolutions on August 31, 2021 approving the elimination of the Series A Preferred Stock as follows:

RESOLVED, that none of the authorized shares of Series A Preferred Stock are outstanding and none will be issued pursuant to the Series A Certificate of Designation;

RESOLVED, that, upon filing of a Certificate of Elimination of Series A Fixed Rate Cumulative Preferred Stock (the “Certificate of Elimination”) with the Delaware Secretary of State, all matters set forth in the Series A Certificate of Designation shall be eliminated from the Certificate of Incorporation with respect to the Series A Preferred Stock; and

RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized and directed, in the name and on behalf of the Corporation, to prepare, execute and deliver to the Delaware Secretary of State the Certificate of Elimination, as required by the DGCL in order to effect the cancellation and elimination of the Series A Preferred Stock, and any and all other documents required to be filed therewith.

FOURTH: That, in accordance with Section 151(g) of the DGCL, the Certificate of Incorporation, as effective immediately prior to the filing of this Certificate of Elimination, is hereby amended to eliminate all references to the Series A Preferred Stock.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed on its behalf by its duly authorized officer on this 15th day of September, 2021.

FAT Brands Inc.

By:	/s/ Andrew Wiederhorn
Name:	Andrew Wiederhorn
Title:	Chief Executive Officer

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